News Release	No. 14-280
July 11, 2014

Platinum Group Reports Q3 2014 Financial and
Operating Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the nine months ended May 31, 2014. For details of the consolidated financial report (the “Financial Report”) and Management’s Discussion and Analysis for the nine months ended May 31, 2014 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders may request a copy of the complete Financial Report from the Company free of charge and are encouraged to visit the Company’s website at www.platinumgroupmetals.net.

Platinum Group is focused on the construction of the WBJV Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa and on further exploration and engineering on the newly discovered Waterberg platinum deposit located near Mokopane, South Africa. At Project 1 the Company’s owners’ team oversees engineering, procurement, construction and management firm DRA Mineral Projects (Pty) Ltd. and underground mining contractor JIC Mining Services. Including subcontractors there are approximately 1,600 persons at present involved in underground development, mining and construction activities at Project 1.

At Waterberg the Company is drilling with a total of 20 drill rigs and engineering is in progress for a Pre-Feasibility Study on the Waterberg Joint Venture. Seven drill rigs are located on the Waterberg Joint Venture completing in-fill drilling with the objective of converting inferred resources to the indicated category. Results to date have been consistent with the deposit model. Thirteen drill rigs are working on the Waterberg Extension permits with the objectives of in-filling and expanding this portion of the deposit.

Recent Highlights

•

On June 12, 2014 the Company announced an increase to the inferred mineral resource estimate for the Waterberg Joint Venture and an initial inferred mineral resource estimate for the adjacent Waterberg Extension totaling an aggregate 29 million ounces of platinum, palladium, rhodium and gold. Total inferred resources in the "T" and "F" layers are estimated at 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8% respectively).

•

On March 4, 2014 the Company announced drilling results for the Waterberg Extension, confirming the continuation of the Waterberg deposit northward on strike for approximately 4.7 km from the known 5.4 km long deposit on the Waterberg Joint Venture. Hole WE-022 intercepted 56.02 metres assaying 3.18 g/t 3E (0.87 g/t Pt, 2.13 g/t Pd, 0.18 g/t including 22.00 metres assaying 4.11 g/t 3E (1.16 g/t Pt, 2.72 g/t Pd and 0.23 g/t Au)).

PLATINUM GROUP METALS LTD.	…2

•

On February 14, 2014 the Company announced a positive independent Preliminary Economic Assessment (“PEA”) for the Waterberg Joint Venture. The PEA recommends the project advance to the pre-feasibility stage of development. Details of the PEA include:

-	Steady state production of 655,000 ounces of platinum, palladium and gold, "3E";

-	A two year construction period planned in 2016 to 2018;

-	A Project post-tax NPV (7.5% discount rate) of 5.1 billion Rand or US$509 million (10R/US$);

-	Peak Funding of 8.85 billion Rand or US$ 885 million (10R/US$);

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Major risks to be assessed at pre-feasibility including smelting plans, water and power delivery and geotechnical work for mine design along with normal increased resource, metallurgical and cost confidence levels; and

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Opportunities include significant resource expansion, optimization of mine plans, mine ramp up profiles, increased metallurgical recoveries and smelter terms and consideration of adjacent deposit exploration

See details and the risks and cautions to investors in the press release of February 14, 2013. The economic analysis is based on inferred resources and is preliminary in nature. Inferred resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. The estimates in this preliminary assessment are estimated at +/-30% accuracy on an engineering basis. The complete PEA technical report on the Waterberg Joint Venture property is filed on SEDAR (www.sedar.com).

The PEA was completed by international and South African engineering firm WorleyParsons. An NI 43-101 Technical Report entitled “Waterberg Mineral Project Preliminary Economic Assessment” dated effective February 14, 2014 has been filed on SEDAR and was prepared by Dr. Michael Roberts, MSc, PhD, SAIMM of Worley Parsons TWP and Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd.

•

On December 31, 2013 the Company closed a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $165 million.

•

On December 9, 2013, the Company announced that Hole WE 08 on the Waterberg Extension returned assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over 53.22 metres (estimated true thickness of approximately 44 metres). Hole WE 08 is located approximately 340 metres northward along strike from previously announced hole WE 02 (15.63 metres grading 3.16 g/t 3E, 1.11 Pt g/t, 1.92 g/t Pd, 0.13 g/t Au) and approximately 1,600 metres directly along strike from the Waterberg Joint Venture deposit.

•

On November 11, 2013, the Company announced a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale Corporate & Investment Banking who have agreed to use commercially reasonable efforts to arrange a new project loan facility for up to US $195 million to continue development of the Project 1 platinum mine. The new mandate letter eliminates the involvement of Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), a 100% subsidiary of Johannesburg Stock Exchange listed Wesizwe Platinum Limited and will build upon previous technical and legal due diligence, and is subject to the finalization of a facility agreement, among other conditions.

Results For The Period

The Company’s cash position at May 31, 2014 was $161 million1. During the nine months ended May 31, 2014, the Company had a net loss of $7.6 million (May 31, 2013 – net loss of $10.7 million). General and administrative expenses during the period were $5.9 million (May 31, 2013 - $4.2 million), gains on foreign exchange, due primarily to a stronger Rand at period end, were $0.48 million (May 31, 2013 –$9.17 million loss). Non-cash items include a write down of $3.39 million (May 31, 2013 – $0.14 million) for non-core mineral property interests held in Ontario and a stock compensation expense of $2.22 million (May 31, 2013 - $1.17 million). Finance income consisting of interest earned and property rental fees in the period amounted to $3.4 million (May 31, 2013- $3.9 million). Net loss per share for the period amounted to $0.02 per share, as compared to a loss of $0.04 per share for the comparative period of fiscal 2013.

Accounts receivable at May 31, 2014 totalled $10.6 million while accounts payable and accrued liabilities amounted to $17.9 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled approximately $103 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the period for exploration on the Waterberg Joint Venture and the Waterberg Extension were approximately $8.4 million, with a further $0.9 million being funded for the Waterberg Joint Venture by 37% JV partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

To date approximately 4.49 million man hours of construction work have been completed at the Project 1 platinum mine and approximately $337 million has been invested in construction, equipment and underground development. Underground development has reached the Merensky Reef and initial mining blocks are in detailed mine planning and early development. Stockpiling of early development reef tonnes is underway. Crusher, mill, ore silo and flotation circuit foundations are substantially complete and erection of structural steel has now commenced. Mill components have been ordered and are being fabricated with a number of items now complete. The primary mill shell, ends and trunions are on site as are most floatation and rougher circuit tanks. Construction of the water pipeline from the mill to a nearby main supply line is in progress. A 10MVA electrical supply was completed and energized in October 2013 and preparations for the next 10MVA service are moving forward as planned. Two ventilation raises and fans are fully operational to support underground development. Underground mining of multiple declines and headings continues. Capital costs have been in line with the cost budget estimate and first concentrate production is targeted for calendar fourth quarter of 2015, in line with previous guidance. Underground development delays or delays in the delivery of key components or services could result in delays to the first concentrate production or ramp up.

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1 The Company holds cash in Canadian dollars, United States dollars and South African Rand, and changes in exchange rates may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

On July 1, 2014 the National Union of Metalworkers of South Africa (“NUMSA”) began a legal or “protected” walkout by 220,000 metalworkers. At the time of writing NUMSA is in active wage negotiations with the employers’ group, the Steel and Engineering Industries Federation of Southern Africa and the news commentary is currently optimistic for a near term resolution. The current strike has not impacted the project schedule at this time. If prolonged the strike may cause work on Project 1 to be delayed or potentially stopped for lack of supplies, equipment and consumables.

On October 18, 2013 and on March 3, 2014 Africa Wide failed to pay approximately US $43.32 million for its 26% share of unanimously approved cash calls to fund construction at Project 1. The Company estimates that Africa Wide will dilute to approximately a 17.1% holding in Project 1 holding and operating company Maseve Investments 11 (Pty) Ltd. (“Maseve”) as a result of the missed cash calls. Africa Wide disagrees with the dilution calculation and the matter has been sent to binding arbitration for determination according to the terms of the Maseve Shareholders’ Agreement. Arbitration hearings and proceedings were completed in Johannesburg on June 20, 2014 and a judgment from the Arbitrator is expected shortly.

Outlook

The Company’s key business objectives and milestones for the next twelve months are:

•	to build the WBJV Project 1 platinum mine safely and in accordance with the planned schedule and budget;

•

to close a planned US $195 million new project loan facility or an alternate financing for Project 1 by the end of 2014 in order to secure all funding required for the completion of Project 1, including mill, underground development and the establishment of sustained operations;

•	the completion of a pre-feasibility study on the initial Waterberg Joint Venture deposit during calendar in early 2015; and

•	to continue exploration and definition drilling on the Waterberg Joint Venture and Waterberg Extension with eight or more drill rigs during 2014.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. The Company has also expanded its exploration northward on to the Waterberg Extension area. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture and the Waterberg Extension are of increasing importance to the Company’s business.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National

Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release with reliance on the independent qualified person technical reports where appropriate.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
               R. Michael Jones, President
               or Kris Begic, VP, Corporate Development
               Platinum Group Metals Ltd., Vancouver
               Tel: (604) 899-5450 / Toll Free: (866) 899-5450
               www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the New Project Loan Facility, the Company’s ability to secure alternative financing, the Company’s plans with respect to future exploration, development and production on the Company’s projects including mine construction at Project 1, the dilution of Africa Wide’s interest in Maseve and the ability of the Company to sell such diluted interest to another bona fide black economic empowerment partner. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.